SECURITIES AND EXCHANGE COMMISSION
Washington, D.C   20549

AMENDMENT NO. 15
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

WESTELL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share1/

(Title of Class of Securities)

957541-10-5 (Number for Class A Common Stock) 2/

(CUSIP Number)

Robert W. Foskett
c/o Melvin J Simon & Associates Ltd
6070 S Route 53, Suite B
Lisle, Illinois  60532
630-541-6282
(Name, address and telephone number of person authorized to receive notices and communications)

May 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1/
Although not registered under Section 12 of the Securities Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

2/	Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

CUSIP NO. 957541-10-5

1.			NAME OF REPORTING PERSON

Robert C. Penny III

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	☒
(B)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). ☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF		7.	SOLE VOTING POWER

SHARES			81,000 shares of Class A Common Stock (including options to purchase 41,000 shares that are exercisable within 60 days)

BENEFICIALLY		8.	SHARED VOTING POWER

OWNED BY			12,951,511 shares of Class B Common Stock

EACH		9.	SOLE DISPOSITIVE POWER

REPORTING			81,000 shares of Class A Common Stock (including options to purchase 41,000 shares that are exercisable within 60 days)

PERSON		10.	SHARED DISPOSITIVE POWER

WITH			12,951,511 shares of Class B Common Stock

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,000 shares of Class A Common Stock (including options to purchase 41,000 shares that are exercisable within 60 days)

12,951,511 shares of Class B Common Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

Not applicable.

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 47.0% of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock).

14.	TYPE OF REPORTING PERSON:	IN

CUSIP NO. 957541-10-5

1.			NAME OF REPORTING PERSON

Robert W. Foskett

2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	☒
(B)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). ☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF		7.	SOLE VOTING POWER

SHARES			40,000 shares of Class A Common Stock 985,639 shares of Class B Common Stock

BENEFICIALLY		8.	SHARED VOTING POWER

OWNED BY			12,951,511 shares of Class B Common Stock

EACH		9.	SOLE DISPOSITIVE POWER

REPORTING			40,000 shares of Class A Common Stock 985,639 shares of Class B Common Stock

PERSON		10.	SHARED DISPOSITIVE POWER

WITH			12,951,511 shares of Class B Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000 shares of Class A Common Stock
13,937,150 shares of Class B Common Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

Not applicable.

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 50.7% of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock).

14.	TYPE OF REPORTING PERSON: IN

This Amendment No. 15 on Schedule 13D (this “Amendment”) is filed by Robert C. Penny III and Robert W. Foskett (together, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, of Westell Technologies, Inc. (the “Issuer”). Both Reporting Persons serve on the Board of Directors of the Issuer and are co-trustees of the Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, among Robert C. Penny III, Melvin J. Simon and certain members of the Penny family and the Simon family (as amended, the “Voting Trust”).  This Amendment shall serve to amend and supplement Amendment No. 14 to Schedule 13D filed by the Reporting Persons on February 11, 2011.  Amendment No. 14 inadvertantly counted Mr. Penny's vested options twice in the total Class A Common Stock share count.

Item 4.                      PURPOSE OF TRANSACTION

Item 4 to the Schedule 13D is amended and supplemented by the following:

On May 31, 2011, pursuant to a Letter Agreement dated May 20, 2011 between the Issuer and Mr. Foskett, the Issuer purchased (i) 618,664 shares of converted Class A Common Stock held by the Voting Trust, (ii) 61,506 shares of Class A Common Stock held in a trust for the benefit of a relative of Mr. Penny for which Mr. Penny is trustee and had sole voting and dispositive power and (iii) 2,000 shares of Class A Common Stock held in a trust for which Mr. Foskett is trustee and had sole voting and dispositive power (which shares inadvertantly were not included in Mr. Foskett's total Class A Common Stock share count in Amendment No. 14).  Messrs. Penny and Foskett disclaim beneficial ownership of the shares described above except to the extent of their respective pecuniary interests therein. The Issuer paid approximately $3.43 per share for the shares acquired in these transactions.  The Issuer also purchased additional shares under the Letter Agreement that were not beneficially held by the Reporting person.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety to read as follows:

(a)  The Reporting Persons’ beneficial ownership of the Issuer’s stock is as follows:

Robert C. Penny III: 81,000 shares of Class A Common Stock including options to purchase 41,000 shares that are exercisable within 60 days (less than 1%1 of the outstanding Class A Common Stock) and 12,951,5112 shares of Class B Common Stock (47.0%3 of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

Robert W. Foskett: 40,000 shares of Class A Common Stock (less than 1%1 of the outstanding Class A Common Stock) and 13,937,150 2, 4 shares of Class B Common Stock (50.7%3 of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

___________

(1) The Class A Common Stock percentages were calculated based on 54,419,692 shares of Class A Common Stock outstanding (obtained by subtracting 381,336 shares of Class A Common Stock purchased by the Issuer in the transactions described in Item 4 above, from the 54,801,028 shares of Class A Common Stock reported by the Issuer as being outstanding as of May 13, 2011, in the Issuer’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended March 31, 2011).

(2) Messrs. Penny and Foskett, as co-trustees of the Voting Trust, have joint voting and dispositive power of all 12,951,511 shares of Class B Common Stock held the Voting Trust. Messrs. Penny and Foskett each disclaim beneficial ownership with respect to the shares held in the Voting Trust except to the extent of their respective pecuniary interests therein.  Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting and dispositive power of the shares held in the Voting Trust is shared, the same securities are attributed to both Reporting Persons.

(3) Shares of the Class B Common Stock have four votes per share and, upon transfer, automatically convert into Class A Common Stock (one vote per share) unless transferred to certain family members of Mr. Penny, Gary F. Seamans or Mr. Simon. The Class B Common Stock percentages were calculated based on 13,937,151 shares of Class B Common Stock outstanding (obtained by subtracting 618,664 shares of Class B Common Stock that were converted to Class A Common Stock and purchased by the Issuer in the transactions described in Item 4 above, from the 14,555,815 shares of Class B Common Stock reported by the Issuer as issued and outstanding as of May 13, 2011).

(4) Includes an additional 985,639 shares held in trust for which Mr. Foskett is trustee and has sole voting power and for which Mr. Foskett disclaims beneficial ownership.

(b)           See facing pages for each Reporting Person.

(c)           Other than the sale transactions described in Item 4 above and the grant of 10,000 shares of restricted stock to each of the Reporting Persons by the Issuer on April 1, 2011 in connection with their service on the Board of Directors of the Issuer, no transactions in shares of Class A Common Stock or Class B Common Stock were effected by the Reporting Persons in the past 60 days.

(d)           None

(e)           Not applicable

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in the Schedule 13D as previously amended and the Letter Agreement described in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7                      MATERIAL TO BE FILED AS EXHIBITS

Item 7 to the Schedule 13D is amended and supplemented by the following:

Exhibit 1                      Letter Agreement dated May 20, 2011 between the Issuer and Mr. Foskett.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2011

/s/ Robert C. Penny III
Robert C. Penny III

/s/ Robert W. Foskett Robert W. Foskett

Exhibit 1

[Westell Letterhead]

May 20, 2011

Mr. Robert Foskett

Letter Agreement Regarding Purchase of Shares

Dear Rob:

This letter is intended to document our mutual agreement for Westell Technologies, Inc. (“Westell”), subject to the provisions herein, to purchase one million (1,000,000) shares of Westell Class A Common Stock, par value $.01 per share (the “Shares”), from the sellers (“Sellers”) on May 31, 2011 and in the amounts specified on Exhibit A.

We hereby agree as follows:

A) Subject to provision (E) below, Sellers will deliver on May 31, 2011 certificates (or their electronic equivalents acceptable to Westell) representing all of the shares, together with signed stock powers in the form show on Exhibit B.

B) Sellers will deliver all of the shares being sold pursuant to provision (E) below free and clear of all liens, encumbrances, security agreements, equities, options, claims, charges or restrictions.

C) Subject to provision (E) below, Westell will purchase the shares following delivery of the certificates and enclosed stock powers at the price per share as determined below (the “Market Price”), with funds to be wired to bank accounts as indicated on Exhibit A by the close of business on May 31, 2011.

D) The Market Price will equal:

• the sum of the daily volume average price (“VWAP”) of the Westell Class A Common Stock as reported by NASDAQ for the three daily NASDAQ trading sessions on May 23, May 24 and May 25, 2011

• divided by three (3).

E) If the Market Price exceeds $3.95 per share, no purchase of any Shares will be transacted.  If the Market Price is less than $3.40 per share and greater than or equal to $3.20 per share, only 381,336 shares of the Shares will be purchased.  If the Market Price is less than $3.20 per share, no purchase of any Shares will be transacted.

F) There will be no broker utilized by either party, and no commission will be payable by either party.

G) The parties signing below are authorized to bind their respective parties to this letter agreement.

Westell Technologies, Inc.	On behalf of the Sellers:
/s/ Brian S. Cooper	/s/ Robert Foskett
Brian S. Cooper	Robert Foskett
Chief Financial Officer	Trustee